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                                                                     Exhibit C-1

                           COMMONWEALTH OF VIRGINIA
                         STATE CORPORATION COMMISSION

                                  AT RICHMOND, September 25, 2000

APPLICATION OF

VIRGINIA NATURAL GAS, INC.,                                   CASE NO. PUF000025
AGL RESOURCES INC., and
AGL SERVICES COMPANY

For authority to issue short-term debt,
long-term debt, and common stock to an
affiliate

                           ORDER GRANTING AUTHORITY
                           ------------------------

     On September 1, 2000, Virginia Natural Gas, Inc. ("VNG"), AGL Resources, Inc., ("AGLR"), and AGL Services Company ("AGL Services") (collectively, "Applicants"), filed an application under Chapters 3 and 4 of Title 56 of the Code of Virginia requesting authority for VNG to participate in an AGLR System Money Pool ("Money Pool") and to issue and sell common stock and long-term debt to an affiliate. The amount of short-term debt proposed in the application exceeds twelve percent of capitalization as defined in (S)56-65.1 of the Code of Virginia. Applicants have paid the requisite fee of $250.

     VNG, AGLR, and AGL Services request authorization for VNG to: 1) issue short-term debt up to $100 million through participation in a Money Pool to be established by AGLR and administered by AGL Services; 2) issue long-term debt to AGLR in an amount not to exceed $265 million; and 3) issue and sell common stock to AGLR in an amount not to exceed $385 million, all through August 31, 2001.

     The Applicants indicate that the proposed AGLR System Money Pool will be similar to the CNG Money Pool that VNG previously used to finance its working capital
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                                                                     Exhibit C-1

needs. The Applicants note that the proposed dollar limit of $100 million in this case is the same as the limit approved in the last VNG/CNG Money Pool case.

     The terms of the various issuances are as follows. First, Money Pool loans to participants will be made in the form of open account advances for periods of less than 12 months. Interest will be paid monthly at the same effective rate of interest as AGLR's weighted average effective rate of interest on commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, interest will be paid at the daily composite Federal Funds rate. The Money Pool will be administered on behalf of AGLR and certain of its subsidiaries by AGL Services.

     Second, VNG's long-term debt terms and conditions will mirror those of AGLR's issuances. If AGLR does not issue long-term debt within one year from the date of the proposed financings, the rate of interest will be determined utilizing Lehman Brothers Long Treasury Bond rate as quoted in the Wall Street Journal dated nearest to the time of the loan takedown under this application, plus the appropriate credit spread for AGLR's existing long term debt rating. However, such rate will be adjusted to match AGLR's cost of borrowing if AGLR subsequently issues long-term debt within one year after the loan takedown under this application.

     Finally, up to 4,727 shares of common stock without par of VNG will be issued to AGLR. If all additional shares of common stock are issued pursuant to this request, the total number of common shares outstanding would be 10,000. This is equal to the number of shares authorized.

     The proposed long-term debt and common equity will be used for two purposes: 1) to recapitalize VNG's balance sheet after all outstanding borrowings are repaid upon
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                                                                     Exhibit C-1

the closing of the acquisition transaction, and 2) to reduce borrowings under the AGLR System Money Pool, to fund distribution system improvements, to pay or refinance other obligations of VNG, or to accomplish VNG's other public utility purposes.

     THE COMMISSION, upon consideration of the application and having been advised by its Staff, is of the opinion and finds that approval of the application will not be detrimental to the public interest. Accordingly,

     IT IS ORDERED THAT:

     1) VNG is hereby authorized to participate in the Money Pool and to incur short-term indebtedness in excess of twelve percent of capitalization not to exceed $100 million, through August 31, 2001, under the terms and conditions and for the purposes set forth in the application.

     2) VNG is hereby authorized to issue long-term debt to AGLR in an amount not to exceed $265 million and issue and sell common stock to AGLR in an amount not to exceed $385 million, through August 31, 2001, under the terms and conditions and for the purposes set forth in the application.

     3) Approval of this application shall have no implications for ratemaking purposes.

     4) Approval of this application does not preclude the Commission from applying the provisions of (S)56-78 and (S)56-80 of the Code of Virginia hereafter.

     5) The Commission, pursuant to (S)56-79 of the Code of Virginia, reserves the right to examine the books and records of any affiliate in connection with the authority granted herein, whether or not such affiliate is regulated by this Commission.
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                                                                     Exhibit C-1

     6) Applicants shall, pursuant to the authority granted herein, file a report of action regarding the Money Pool activity, on or before October 31, 2001. Such report shall include a schedule of all advances from and loans to the Money Pool for the prior one-year period ended August 31, 2001, for each participant, the respective date and interest rate for each transaction, the daily aggregate balance of all advances, a schedule of repayments, and a pro forma schedule of anticipated borrowings in the upcoming year.

     7) Applicants shall within ten (10) days after the issuance of any common stock or long-term debt pursuant to the authority granted herein submit a preliminary report. Such report shall include the date of issuance, type of security, amount issued, and the respected interest rate, date of maturity, and other terms and conditions of any issuance.

     8) Applicants shall within sixty (60) days of the end of each calendar quarter in which common stock or long-term debt securities are issued pursuant to the authority granted herein submit a more detailed report. Such report shall include a summary of the information noted in Ordering Paragraph (7), the cumulative amount of securities issued to date for each type of security and the amount of authority remaining, a general statement concerning the purposes for which the securities were issued, and a balance sheet reflecting the actions taken.

     9) Applicants shall file their final report of action on or before October 31, 2001, to include all of the information outlined in Ordering Paragraph (8), summarizing the financings entered into pursuant to Ordering Paragraph (2)
during the third quarter of 2001.
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                                                                     Exhibit C-1

     10) This matter shall be continued subject to the continuing review, audit, and appropriate directive of the Commission.

     AN ATTESTED COPY hereof shall be sent to the Applicant, care of Stephen H. Watts, II, Esquire, McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia 23219-4030; and to the Commission's Division of Economics and Finance.

                                       Joel H. Peck
                                       Clerk of the State Corporation Commission